Exhibit 10.8

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This Amended and Restated Employment Agreement (“Agreement”) is entered into as of September 20, 2019 by and between Frequency Therapeutics, Inc. (the “Company”), a Delaware corporation, and Christopher Loose (“Executive”) and will become effective, if at all, upon the date of closing of the Company’s initial public offering of stock pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the “Effective Date”).

WITNESSETH:

WHEREAS, the Executive currently serves as Chief Scientific Officer of the Company pursuant to that certain Employment Agreement, dated as of April 27, 2016, by and between the Company and the Executive (the “Original Employment Agreement”); and

WHEREAS, the Executive and the Company mutually desire to amend and restate the Original Employment Agreement in its entirety, and, in connection therewith, to provide for the continued services and employment of the Executive by the Company, upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in consideration of the mutual covenants and obligations contained in this Agreement, the parties, intending to be legally bound, hereby agree as follows:

1. Position and Duties. Effective on the Effective Date, Executive will continue to be employed to serve on a full-time basis as Chief Scientific Officer (“CSO”), responsible for such duties as are consistent with such position, plus such other duties as may from time to time be assigned by the Chief Executive Officer (“CEO”) of the Company, and subject to the other terms and conditions herein provided. Executive shall report to the CEO of the Company, and he agrees to devote his full business time, best efforts, skill, knowledge, attention and energies to the advancement of the Company’s business and interests and to the performance of his duties and responsibilities as an employee of the Company, provided, however, that the Company understands the Executive may remain Adjunct Faculty at Yale University at a level upon which the Company and Executive mutually agree. Executive may also serve on boards of directors of entities that do not compete with the Company and may engage in religious, charitable and other community activities, provided that such activities do not individually or in the aggregate interfere with the performance of Executive’s duties under this Agreement, violate the Company’s standards of conduct then in effect, or raise a conflict under the Company’s conflict of interest policies.

2. Term. Executive’s employment under this Agreement shall commence on the Effective Date and shall end upon the earlier of the date the Company terminates Executive’s employment under Section 7 or 8 or Executive’s employment terminates under Section 8 or 9 (such period, the “Term”).

3. Base Salary. During the Term, Executive’s base salary will be at the monthly rate of $35,416.67 (equivalent to an annualized base salary of $425,000.00), less all applicable withholding taxes and authorized deductions, to be paid in installments in accordance with the Company’s regular payroll practices.

4. Bonus. During the Term, Executive will be eligible for a performance bonus of up to 40% of the annualized base salary, based on Executive’s individual performance and the Company’s performance during the applicable fiscal year, in accordance with certain milestones to determined in advance each year and conveyed to Executive by the CEO. The bonus, if any, shall be paid within the first quarter of each year. Executive must be an active employee of the Company on the date any bonus is paid in order to be eligible for payment of the bonus.

5. Business Expenses. During the Term, the Company shall reimburse Executive for all reasonable, documented business expenses incurred in accordance with Company policies and paid by Executive in the performance of his services under this Agreement, upon presentation by Executive of documentation, expense statements, receipts, vouchers and/or such other supporting information as the Company may reasonably request. The expenses eligible for reimbursement in one taxable year may not affect the expenses eligible for reimbursement in any other taxable year; reimbursement will be made in accordance with the Company’s normal practices; and the right to reimbursement is not subject to liquidation or exchange for another benefit.

6. Employee Benefit Programs. During the Term, subject to the terms and conditions thereof and all eligibility requirements, Executive may participate in any and all benefit programs that the Company establishes and makes available to its employees from time to time, including health and dental insurance, life insurance, long-term and short-term disability insurance and 401(k) program. Executive will also be eligible, in accordance with the Company’s vacation policy, for four weeks of paid vacation per calendar year, to be accrued and used in accordance with Company policy.

7. Termination for Cause. The Company shall have the right to terminate this Agreement and Executive’s employment for Cause, as defined in Exhibit A to this Agreement. Upon termination of the Executive’s employment for Cause, Executive shall be entitled only to payment of the following until the date of termination: all rights and benefits accrued under this Agreement at the date of termination, including payment of Executive’s unpaid base salary earned for the period up to the date of such termination, amounts accrued or payable under any benefit plans and programs of the Company applicable to Executive up to the date of such termination, and amounts payable on account of any unreimbursed business expenses incurred up to the date of such termination.

8. Termination Without Cause. The Company shall have the right to terminate Executive’s employment without Cause. Termination “Without Cause” means the Company’s termination of Executive’s employment for any reason other than for Cause, death or as a result of Executive becoming permanently disabled (within the meaning of Section 22(e) of the Internal Revenue Code of 1986, as amended). If the Company terminates Executive’s employment with the Company Without Cause or Executive terminates Executive’s employment with the Company with Good Reason, Executive shall be entitled to all rights and benefits accrued under this Agreement at the date of termination, including payment of Executive’s unpaid base salary earned for the period up to the date of such termination, amounts accrued or payable under any benefit plans and programs of the Company applicable to Executive up to the date of such termination, and amounts payable on account of any unreimbursed business expenses incurred in accordance with Company policy up to the date of such termination. In addition, in the event Executive delivers to the Company a general release of claims against the Company and its affiliates in a form reasonably acceptable to the Company and Executive that becomes effective and irrevocable within sixty (60) days following such termination of employment and Executive’s compliance with the Restrictive Covenant Agreement (as defined below) and Inventions Assignment Agreement (as defined below), the Company will (i) continue to pay Executive his then current base salary, less all applicable withholding taxes and authorized deductions, for a period of twelve (12) months following the date of termination, with the first such installment to be paid on the first payroll date after the release of claims becomes effective and irrevocable and inclusive of any installments that would have been paid had the release of claims been effective on the date of termination; (ii) an amount equal to 100% of Executive’s annual bonus opportunity, less all applicable taxes and withholdings, in one lump sum within 14 days of the execution of the Release Agreement; and (iii) should Executive timely elect and be eligible to continue receiving group medical and dental coverage pursuant to COBRA, and so long as the Company can provide such benefit without violating the non-discrimination requirements of the law, the Company will pay the portion of the premium for such coverage that is paid by the Company for active and similarly situated employees who receive the same type of coverage, such payment to be made for coverage from the termination date through the earliest of (x) the twelve (12) month anniversary of the termination date, (y) the date Executive is no longer eligible for COBRA coverage or (z) the date Executive becomes eligible for healthcare coverage from a subsequent employer. The remaining balance of any premium cost shall timely be paid by Executive on a monthly basis for as long as, and to the extent that, Executive remains eligible for COBRA continuation. In addition, in the event such termination occurs during the twelve (12) month period commencing on a Change in Control (as defined in Exhibit A), then the vesting and, to the extent applicable, exercisability of each equity award held by Executive as of the date of such termination, including all unvested restricted stock and stock options, will accelerate in respect of one hundred percent (100%) of the shares subject thereto.

9. Voluntary Termination; Termination Due to Death or Disability. This Agreement and Executive’s employment hereunder shall terminate on the earliest of (i) the thirtieth (30th) day, or such earlier date determined by the Company, following Executive’s delivery of a notice of resignation to the Company, (ii) the date of Executive’s death or (iii) the date Executive becomes permanently disabled (within the meaning of Section 22(e) of the Internal Revenue Code of 1986, as amended). In the event of a termination of employment under this Section 9, Executive shall be entitled to all rights and benefits accrued under this Agreement at the date of termination, including payment of Executive’s unpaid base salary earned for the period up to the date of such termination, amounts accrued or payable under any benefit plans and programs of the Company applicable to Executive up to the date of such termination, and amounts payable on account of any unreimbursed business expenses incurred in accordance with Company policy up to the date of such termination.

10. Equity. Executive has already received a combination of restricted stock and/or a stock option (the “Options”) under the Company’s equity incentive plan (the “Stock Plan”). Such Options and restricted stock shall remain subject to the terms of the Stock Plan and the award agreements entered into in connection therewith, provided, that the accelerated vesting provisions of Section 8 hereof shall apply to all such Options and restricted stock.

11. Options. Executive shall be eligible to receive such future stock option grants as the Board of Directors shall deem appropriate.

12. Directors’ and Officers’ Liability Insurance. As an officer of the Company, the Executive shall be entitled to indemnification and other related protections, to the fullest extent allowed under the law and the Company’s Certificate of Incorporation, as may be amended from time to time. Executive will also be covered under a directors and officers liability insurance policy paid for by the Company to the extent that the Company maintains such a liability insurance policy now or in the future.

13. Restrictive Covenants; Inventions Assignment. Executive acknowledges Executive’s obligations under the Restrictive Covenant Agreement and Inventions Assignment Agreement, which remain in full force and effect.

14. Section 409A. This Agreement shall be interpreted to avoid any additional tax under Section 409A of the Internal Revenue Code. If any payment or benefit cannot be provided or made at the time specified without incurring sanctions under Section 409A, then such benefit or payment shall be provided in full at the earliest time thereafter, when such sanctions will not be imposed. All reimbursements and in-kind benefits, provided under this Agreement that are subject to Section 409A, shall be made or provided in accordance with the requirements of Section 409A, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during Executive’s lifetime (or during a shorter period of time specified in the Agreement), (ii) the amount of expenses eligible for reimbursement, or in-kind benefits provided during a calendar year, may not affect the expenses eligible for reimbursement, or in-kind services provided in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred, and (iv) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

Notwithstanding anything in this Agreement to the contrary, any compensation or benefit payable under this Agreement upon Executive’s termination of employment shall be payable only upon Executive’s “separation from service” with the Company within the meaning of Section 409A (a “Separation from Service”) and, except as provided below, any such compensation or benefits described in Section 4(b) shall not be paid, or, in the case of installments, shall not commence payment, until the sixtieth (60th) day following Executive’s Separation from Service (the “First Payment Date”). Any installment payments that would have been made to Executive during the sixty (60) day period immediately following Executive’s Separation from Service but for the preceding sentence shall be paid to Executive on the First Payment Date and the remaining payments shall be made as provided in this Agreement. Executive’s right to receive any installment payments under this Agreement, including without limitation any continuation salary payments that are payable on Company payroll dates, shall be treated as a right to receive a series of separate payments and, accordingly, each such installment payment shall at all times be considered a separate and distinct payment as permitted under Section 409A. Except as otherwise permitted under Section 409A, no payment hereunder shall be accelerated or deferred unless such acceleration or deferral would not result in additional tax or interest pursuant to Section 409A.

Notwithstanding any other provision of this Agreement to the contrary, and solely if and to the extent necessary for compliance with Section 409A and not otherwise eligible for exclusion from the requirements of Section 409A, if as of the date of Executive’s Separation from Service from the Company, he is deemed to be a “specified employee” (within the meaning of Section 409A), no payment or other distribution required to be made to the Executive hereunder (including any payment of cash, any transfer of property and any provision of taxable benefits) as a result of his Separation from Service shall be made until the date that is the earlier of (1) the expiration of the six-month period measured from the date of the Executive’s Separation from Service or (2) the date of the Executive’s death. Upon the expiration of the foregoing delay period, all payments and benefits delayed pursuant to the foregoing shall be paid to the Executive in a lump sum, and all remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

15. Parachute Payments. Notwithstanding any other provisions of this Agreement, in the event that any payment or benefit made by the Company or otherwise to or for the benefit of Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (all such payments and benefits, including the payments and benefits under Section 8 hereof, being hereinafter referred to as the “Total Payments”), would be subject (in whole or in part) to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Total Payments shall be reduced (in the order provided in this Section 15 below) to the minimum extent necessary to avoid the imposition of the Excise Tax on the Total Payments, but only if (a) the net amount of such Total Payments, as so reduced (and after subtracting the net amount of federal, state and local income and employment taxes on such reduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such reduced Total Payments), is greater than or equal to (b) the net amount of such Total Payments without such reduction (but after subtracting the net amount of federal, state and local income and employment taxes on such Total Payments and the amount of the Excise Tax to which Executive would be subject in respect of such unreduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such unreduced Total Payments). The Total Payments shall be reduced in the following order: (i) reduction on a pro-rata basis of any cash severance payments that are exempt from Section 409A, (ii) reduction on a pro-rata basis any non-cash severance payments or benefits that are exempt from Section 409A, (iii) reduction on a pro-rata basis of any other payments or benefits that are exempt from Section 409A, and (iv) reduction of any payments or benefits otherwise payable to Executive on a pro-rata basis or such other manner that complies with Section 409A; provided, in case of clauses (ii), (iii) and (iv), that reduction of any payments attributable to the acceleration of vesting of Company equity awards shall be first applied to Company equity awards that would otherwise vest last in time. All determinations regarding the application of this Section 15 shall be made by an accounting firm or consulting group with experience in performing calculations regarding the applicability of Section 280G of the Code and the Excise Tax selected by the Company (the “Independent Advisors”). For purposes of these determinations, no portion of the Total Payments shall be taken into account which, in the opinion of the Independent Advisors, (x) does not constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code (including by reason of Section 280G(b)(4)(A) of the Code) or (y) constitutes reasonable compensation for services actually rendered, within the meaning of Section 280G(b)(4)(B) of the Code, in excess of the “base amount” (as defined in Section 280G(b)(3) of the Code) allocable to such reasonable compensation. The costs of obtaining such determination and all related fees and expenses (including related fees and expenses incurred in any later audit) shall be borne by the Company. In the event it is later determined that a greater reduction in the Total Payments should have been made to implement the objective and intent of this Section 15, the excess amount shall be returned immediately by Executive to the Company.

16. Governing Law. This Agreement will be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts, without giving effect to any choice of law or conflicting provision or rule that would cause the laws of any jurisdiction other than the Commonwealth of Massachusetts to be applied. Any action to enforce, or concerning, this Agreement shall be brought in a Massachusetts state court.

17. Entire Agreement. This Agreement, collectively with that certain Founder Non-Competition and Non-Solicitation Agreement entered into between Executive (the “Restrictive Covenant Agreement”) and the Company as of March 7, 2015, that certain Founder Invention and Non-Disclosure Agreement entered into between Executive and the Company as of March 7, 2015 (the “Inventions Assignment Agreement”) and the agreements evidencing Executive’s equity awards, contains all of the understandings and representations between Executive and the Company pertaining to the subject matter of this Agreement and supersedes all prior or contemporaneous understandings, agreements, representations and warranties, written and oral, with respect to such subject matter, including, without limitation, the Original Employment Agreement.

18. Whistleblower Protections; Trade Secrets. Nothing in this Agreement, the Inventions Assignment Agreement, Restrictive Covenant Agreement or any other prior agreement between Executive and the Company (together, the “Subject Documents”) prevents Executive from reporting possible violations of law or regulation to any governmental agency or entity in accordance with the provisions of and rules promulgated under Section 21F of the Securities Exchange Act of 1934 or Section 806 of the Sarbanes-Oxley Act of 2002, or any other whistleblower protection provisions of state or federal law or regulation (including the right to receive an award for information provided to any such government agencies). Furthermore, in accordance with 18 U.S.C. § 1833, notwithstanding anything to the contrary in any Subject Document: (a) Executive shall not be in breach of any Subject Document, and shall not be held criminally or civilly liable under any federal or state trade secret law (i) for the disclosure of a trade secret that is made in confidence to a federal, state, or local government official or to an attorney solely for the purpose of reporting or investigating a suspected violation of law, or (ii) for the disclosure of a trade secret that is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal; and (b) if Executive files a lawsuit for retaliation by the Company for reporting a suspected violation of law, Executive may disclose the trade secret to Executive’s attorney, and may use the trade secret information in the court proceeding, if Executive files any document containing the trade secret under seal, and does not disclose the trade secret, except pursuant to court order.

19. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall, taken together, be considered one and the same agreement, it being understood that both parties need not sign the same counterpart.

WHEREFORE, the parties have executed this Agreement as of the date first written above.

EXECUTIVE	FREQUENCY THERAPEUTICS, INC.

/S/ Christopher Loose	By: /s/ David Lucchino
CHRISTOPHER LOOSE	NAME: DAVID LUCCHINO
TITLE: CHIEF EXECUTIVE OFFICER

EXHIBIT A

The following terms used in the attached Agreement shall have the meanings set forth below.

(1) “Cause” means any of:

(a) Executive’s conviction of, or plea of guilty or nolo contendere to, any crime involving dishonesty or moral turpitude or any felony; or (b) a good faith finding by the Company that the Executive has (i) engaged in willful misconduct or gross negligence that is materially harmful to the business or reputation of the Company, (ii) breached or threatened to breach the terms of any restrictive covenants or confidentiality agreement or any similar agreement with the Company, and/or (iii) a material failure to perform his assigned duties, provided, however, in the case of (iii) that the Company provided Executive with written notice of such failure and a period of 30 days to cure, but he failed to cure such failure.

(2) “Good Reason” means the occurrence, without the Executive’s prior written consent, of any of the following events:

(a) a material reduction in the Executive’s authority, duties, or responsibilities; (b) the relocation by at least 50 miles of the principal place at which the Executive provides services to the Company; (c) a reduction of the Executive’s base salary or a material reduction in his bonus; or (d) material breach by the Company of its obligations under Executive’s Employment Agreement.

To be treated as a resignation for Good Reason, (x) the Executive must provide written notice to the Company of his intention to terminate his employment for Good Reason, describing the grounds for such action, no later than 90 days after the occurrence of such circumstances, (y) the Executive must provide the Company with at least 30 days in which to cure the circumstances, and (z) if the Company is not successful in curing the circumstances, the Executive must end his employment within 30 days following the cure period in (y).

(3) “Change in Control” means any of the following:

(a) the acquisition by an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934 (the “Exchange Act”) (a “Person”) of beneficial ownership of any capital stock of the Company if, after such acquisition, such Person beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of either (x) the then-outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”) or (y) the combined voting power of the then-outstanding securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); or

(b) the consummation of a merger, consolidation, reorganization, recapitalization or share exchange involving the Company or a sale or other disposition of all or substantially all (i.e., in excess of 85%) of the assets of the Company (a “Business Combination”), unless, immediately following such Business Combination, all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors, respectively, of the resulting or acquiring corporation in such Business Combination (which shall include a corporation that as a result of such transaction owns the Company or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership of the Outstanding Company Common Stock and Outstanding Company Voting Securities, respectively, immediately prior to such Business Combination; or

(c) the liquidation or dissolution of the Company;

provided that, where required to avoid additional taxation under Section 409A, the event that occurs must also be a “change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation” as defined in Treasury Reg. § 1.409A-3(i)(5).